WRASP 33, INC.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

April 14, 2011

Mr. David Link
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	WRASP 33, Inc. (the “Company”)
Form 10-12(g)
Filed January 31, 2011
File No. 000-54266

Dear Mr. Link:

This letter is in response to the comments contained in the Staff’s letter to WRASP 33, Inc. (the “Company”), concerning Form 10-12(g) (the “Original Registration Statement”), and dated February 25, 2011 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No. 1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1.

On behalf of the Company, the following are our responses to the Staff’s comments:

Business of Issuer, page 1

1.	We note from your disclosure that management has interests in other shell companies. Please revise your disclosure to address any conflicts of interest regarding other affiliated shell companies.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

2.
Revise where necessary to clarify who WestPark Capital, Inc. and WestPark Capital Financial Services, LLC are, the differences between them and when the each entity is being discussed. As a non-exclusive example, we note that WestPark Capital Financial Services, LLC is defined as “WestPark LLC” on page seven and “WestPark Capital” on page 17.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

3.
We note your disclosure on page four that “management intends to use its existing business contacts and relationships in order to identify a business combination target.” We further note, on page eight, that Messrs. Rappaport and Pintsopoulos have experience as founders of multiple blank check companies. Please revise here and elsewhere as appropriate to briefly describe management’s experience in identifying and conducting reverse mergers and other transactions as contemplated by you.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 4

4.
Please revise to discuss in greater detail the “industry professionals” referenced on pages three and six. In your discussion, identify the industry professionals and disclose what information they have provided the company.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure to reflect that the industry professionals include attorneys, investment bankers, and other consultants with significant experience in the reverse merger industry. The Company believes that it is not under any obligation to specifically disclose the identities of the individuals and entities that have provided the Company with any information.

5.
You state in Note 1 to your financial statements that your ability to continue as a going concern depends upon your ability to develop additional sources of capital, complete a business combination and achieve profitable operations. Please revise to provide additional disclosure about the length of time you estimate you can continue as a going concern without obtaining additional sources of capital, completing a business combination or generating profitable operations.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Properties, page 6

6.
We note that you use office space and equipment of WestPark Capital, Inc. Please revise to provide a more detailed description of the space. Include in your description, among other things, the location of the facility and address the suitability and adequacy of the property. See Item 102 of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Directors and Executive Officers, page 8

7.
Revise to include beginning dates and ending dates, if applicable, to your director and officer biographies. For instance, it is unclear when Messr. Pintsopoulos joined WestPark Capital, Inc. and WestPark Capital Financial Services, LLC. See Item 401 (e) of Regulation S-K.

RESPONSE:

In response to the Staff’s comments, the Company has revised the biographical information for its directors and officers in order to include beginning dates and ending dates where applicable.

Prior Blank Check Company Experience, page 9

8.
We note your management serves as officers and directors for numerous blank check companies. Please explain the purpose of these other companies and discuss the impact they will have on the registrant.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

9.
We note the discussion of the blank check or shell companies in which your promoters and management may have been involved. Please revise the discussion to include the amount of consideration given and received in the noted business combinations. Also clarify whether the companies that have had business combinations currently have a trading market, if so identify the trading market and indicate the price of their securities on the trading market.

RESPONSE:

The Company has revised its disclosure to indicate which companies with business combinations currently have a trading market and the price of securities on any trading market. While the Company has provided such information with respect to prior blank check or shell companies in which its management has been involved, it is not aware of any rule that requires such disclosure nor any rule that requires the Company to disclose the amount of consideration given and received in connection with an association with any other entity with respect to a business combination in which the Company was not a party.

Certain Relationships and Related Transactions, and Director Independence, page 17

10.
We note that WestPark Capital Financial Services, LLC advanced the company approximately $39,500 for fees and expenses associated with this Form 10. Please revise to disclose the material terms of the written or oral agreement between WestPark Capital Financial Services, LLC and the company. We may have further comment.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

11.
We note that the company received $17,250 from various stockholders to pay for operating expenses. Please provide the disclosure required by Item 404(d) of Regulation S-K or advise us why it is not required.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

12.
We note your disclosure that “[m]ost services are provided at no charge by WestPark Capital” in Note 3 to the financial statements. See page F-9. Please revise to advise us what services are provided to the company for a fee and quantify that value.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters, page 18

13.	Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Recent Sales of Unregistered Securities, page 19

14.
We note from your exhibits that you appear to rely on Regulation D, in addition to Section 4(2) of the Securities Act of 1933, for your June 4, 2009 and December 20, 2010 sales of unregistered securities. Please revise to state your reliance on Regulation D, the specific rule of Regulation D you relied upon and briefly state the facts relied upon to make the exemption available or advise. See Item 701(d) of Regulation S-K.

RESPONSE:

The Company did not rely on Regulation D and relied on Section 4(2) of the Securities Act of 1933 for the issuances on our June 4, 2009 and December 20, 2010 sales of unregistered securities. In each of the 2009 and 2010 sales of unregistered securities, the Company relied on the following facts and circumstances in connection with the exemption from registration provided by Section 4(2) of the Securities Act of 1933 for its issuances of unregistered securities on June 4, 2009 and December 20, 2010:

1.	The Company did not use general solicitation advertising to market its securities;

2.
The Company had a prior existing relationship with each purchaser and reasonably believed that each purchaser was an accredited investor, as such term is defined in Rule 501 of Regulation D and has sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment;

3.	Each purchaser was provided with the opportunity to ask questions; and

4.	Each purchaser received restricted securities.

15.
We note you indicate your reliance on Section 4(2) of the Securities Act for the issuances on June 4, 2009 and December 20, 2010. Please revise to briefly state the facts relied upon to make the exemption available.

RESPONSE:

Please see the response to Comment 14 above.

16.
We note your statement that “in connection with the terms and conditions of the 2010 Purchase Agreements, the Investors agreed to reimburse WestPark Capital an aggregate amount equal to 12% of the fees and expenses advanced by WestPark Capital…” Please revise to clarify your statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Description of Registrant’s Securities to be Registered, page 19

17.	We note you indicate in the section “(c) warrants”, on page 20, that there are no warrants outstanding. Please revise as appropriate.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Exhibits

18.
We note your use of WestPark Capital, Inc.’s office space and equipment. We further note your receipt of $17,250 from various stockholders to pay for operating expenses and the terms outlined in Note 5 on page F-10. Please provide a written description of any written or oral agreements with WestPark Capital, Inc. and your stockholders, regarding these matters or advise. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:

In response to the Staff’s comment, there is no written or oral agreement in effect with respect to the funds advanced to us by our stockholders and WestPark Capital Financial Services, LLC, provided, that the Company intends to attempt to reimburse these funds at the time of the closing of a business combination transaction; however, there is no assurance that the Company will reimburse the funds.

19.	Exhibits 10.1 and 10.2 appear to be missing exhibits, schedules, or attachments. Please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has refiled exhibits 10.1 and 10.2 in order to include the missing exhibits, schedules, or attachments.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

WRASP 33, Inc.

By:	/s/ Richard A. Rappaport
Richard A. Rappaport
President